                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549


                                    FORM 11-K

(X)              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                                       OR

(_)              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                          COMMISSION FILE NUMBER 1-8606

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001


                        VERIZON SAVINGS and SECURITY PLAN
                    for NEW YORK and NEW ENGLAND ASSOCIATES


                           VERIZON COMMUNICATIONS INC.

                           1095 AVENUE OF THE AMERICAS

                            NEW YORK, NEW YORK 10036

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                          INDEPENDENT AUDITORS' REPORT

To the Verizon Employee Benefits Committee:

We have audited the accompanying statements of net assets available for benefits of the Verizon Savings and Security Plan for New York and New England Associates (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Verizon Savings and Security Plan for New York and New England Associates as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.


/s/ Mitchell & Titus, LLP


New York, New York


June 21, 2002

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    VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND NEW ENGLAND ASSOCIATES
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2001 AND 2000
                             (thousands of dollars)


                                                2001               2000
                                            -------------      ------------
ASSETS:

Investment in Master Trust                   $ 3,684,642       $  3,678,730

RECEIVABLES:

Employee contributions receivable                  4,491                  -
Employer contributions receivable                  2,051                  -
                                            ------------       ------------

                   Total assets                3,691,184          3,678,730
                                            ------------       ------------

LIABILITIES:

Administrative expenses payable                        -                414
                                            ------------       ------------

                   Total liabilities                   -                414
                                            ------------       ------------

Net assets available for benefits            $ 3,691,184       $  3,678,316
                                            ============       ============

    The accompanying notes are an integral part of the financial statements.

   VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND NEW ENGLAND ASSOCIATES
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2001
                             (thousands of dollars)

Additions:

   Contributions:
   Employee                                                            242,637
   Employer                                                            107,345
                                                               ---------------
        Total additions                                                349,982


Deductions:

   Transfers to other plans, net                                         9,161
   Benefits paid to participants                                       247,891
   Net investment loss                                                  74,856
   Administrative expenses                                               5,206
                                                                 -------------
        Total deductions                                               337,114

          Net increase                                                  12,868

Net assets available for benefits:
   Beginning of year                                                 3,678,316
                                                               ---------------
   End of year                                                      $3,691,184
                                                              ================




The accompanying notes are an integral part of the financial statements.

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         Verizon Savings and Security Plan for New York and New England
                                   Associates

                         Notes to Financial Statements
                           December 31, 2001 and 2000

1.       Description of the Plan

                  The following description of the Verizon Savings and Security Plan for New York and New England Associates (the "Plan") provides only general information. Participants should refer to the Benefits Handbook, Plan Document and Prospectus for a complete description of the Plan's provisions.

         General

                  Effective January 1, 2001, The Bell Atlantic Savings and Security Plan for Associates of Bell Atlantic North was renamed the Verizon Savings and Security Plan for New York and New England Associates.

         Bell Atlantic Corporation Merger with GTE Corporation

                  On June 30, 2000, Bell Atlantic Corporation ("Bell Atlantic") and GTE Corporation ("GTE") completed a merger under a definitive merger agreement dated as of July 27, 1998, and began doing business as Verizon Communications.

                  Under the terms of the agreement, GTE became a wholly owned subsidiary of Bell Atlantic and GTE stockholders received 1.22 shares of Bell Atlantic common stock for each share of GTE common stock they owned.

                  On September 22, 2000, Bell Atlantic changed its name to Verizon Communications Inc. ("Verizon").

         Eligibility

                  The Plan is a defined contribution Plan covering certain collectively bargained non-salaried, regular associate employees of participating subsidiaries and affiliates of Verizon ("Participating Affiliates"). The Plan was established by Verizon to provide a convenient way for eligible associate employees to save on a regular and long-term basis. Covered employees are eligible to make tax-deferred or after-tax contributions to the Plan, and to receive matching employer contributions, upon completion of enrollment in the Plan as soon as practicable following the date of hire.

         Vesting and Contributions

                  Eligible employees may authorize basic contributions of 1% to 6% of salary, as defined and supplementary contributions up to an additional 10% of salary. For employees of most Participating Affiliates, the employer matching contributions are in an amount equal to 80% of basic contributions for Plan year 2000, up to August 5, 2001. For pay periods on or after August 5, 2001, the employer matching contributions increased to 82% of basic contributions. Contributions are subject to applicable rules set forth in the Internal Revenue Code (the "Code") and the regulations thereunder.

                   Employer matching contributions are invested only in the Verizon shares fund until eligible employees reach age 50 and complete one year of service, at which point they may begin to diversify the matching contributions.

                  The Plan provides for 100% vesting of employer matching contributions upon attaining three years of service. A terminated employee's nonvested employer matching contributions are forfeited and offset against the participating companies' obligation to make subsequent contributions to the Plan.

         Verizon Savings and Security Plan for New York and New England
                                   Associates

                         Notes to Financial Statements
                                  (continued)

         Investment Options

                  Participants are able to invest in any of the current investment options as outlined in the Plan document.

                  All the assets of the Plan are included in the Bell Atlantic Master Trust (the "Master Trust") for which Mellon Bank, N.A., is the trustee.

                  The Unifi Group of PricewaterhouseCoopers, LLP, is the recordkeeper for the Plan.

         Participant Loans

                  The Plan includes an employee loan provision authorizing participants to borrow an amount from their vested account balances in the Plan. Loans are generally repaid by payroll deductions. The term of repayment for loans generally will not be less than six months nor more than five years (fifteen years for a loan to purchase a principal residence). Each new loan will bear interest at a rate based upon the prime rate, as published in the Wall Street Journal, for loans up to five years and prime rate plus one percent for loans sixty-one months to fifteen years.

         Termination Priorities

                  Although it has not expressed any intent to do so, Verizon has the right under the Plan to discontinue all employer matching contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act ("ERISA") of 1974, as amended. In the event of Plan termination, participants would become 100% vested in their accounts.

2.       Accounting Policies

         Value of Investments

                  Investments in securities traded on national and foreign securities exchanges are valued at the last reported sale prices on the last business day of the year or, if no sales were reported on that date, at the last reported bid prices. Over-the-counter securities and government obligations are valued at the bid prices or the average of the bid and ask prices on the last business day of the year from published sources where available or, if not available, from other sources considered reliable, generally broker quotes.

                  Forward currency, index futures, and option contracts are accounted for as contractual commitments on a trade-date basis and are carried at fair value derived from their respective price prevailing on the last business day of the year. Foreign exchange rates, index futures and option prices are readily available from published sources. Temporary cash investments are stated at redemption value, which approximates fair value.

         Net Investment Gain/(Loss)from Master Trust

                  The statement of changes in net assets available for benefits reflects the net investment gain/(loss) in the fair value of the Plan's investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) in value of those investments, as well as interest and dividends earned. Purchases and sales of investments are reflected as of the trade date. Realized gains and losses on sales of investments are determined on the basis of

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         Verizon Savings and Security Plan for New York and New England
                                   Associates

                         Notes to Financial Statements
                                  (continued)

         average cost. Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

         Distributions

                  Distributions elected to be withdrawn from the Plan by participants are recorded when paid.

         Plan Expenses

                  The Plan pays certain administrative expenses out of assets held in the Master Trust and out of interest income earned from the Plan's disbursement account, as held by the Trustee, in accordance with Plan provisions and to the extent permitted by law. Verizon pays any expenses not paid by the Plan.

         Use of Estimates

                  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

         Risks and Uncertainties

                  The Plan provides for various participant investment options in various combinations of funds, which can invest in various combinations of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, equity price, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

         Reclassifications

                  Certain amounts in the prior year financial statements and footnotes have been reclassified to conform to the current year presentation.

3.       Non Participant-Directed Investments

                  Information about the net assets and the significant components of the changes in net assets related to the Plan's non participant-directed investments is as follows (in thousands):

         Verizon Savings and Security Plan for New York and New England
                                   Associates

                          Notes to Financial Statements
                                   (continued)

                                                      As of December 31,
                                                      ------------------
                                                    2001              2000
                                                    ----              ----
            Net assets:
            ----------

            Verizon common stock                 $1,102,033       $1,141,241


            Changes in net assets:               Year ended December 31, 2001
            ----------------------               ----------------------------

            Employer contributions                        $ 105,312
            Net investment loss                             (39,731)
            Benefits paid to participants                  (101,762)
            Other                                            (3,027)
                                                          ---------
                     Net decrease                         $ (39,208)
                                                          =========

4.    Investment in Master Trust

            The assets are either (1) pooled between defined benefit plans and defined contribution plans or (2) net assets that are specific to defined benefit plans, or (3) net assets specific to defined contribution plans. On December 21, 2001, the assets of the Verizon's Bell Atlantic Savings Plan for Salaried Employees (the "VBASP Plan") and the Verizon Savings and Security Plan For Mid-Atlantic Associates (the "VSPMA Plan") that participated in the Master Trust were transferred to Fidelity Institutional Retirement Services Company.

            The total fair value of the Master Trust at December 31, 2001 and 2000, was approximately $54.2 billion and $52.5 billion, respectively (of which net assets totaling approximately $39.1 billion and $29.0 billion, respectively are specific to the defined benefit plans, item (2) above, for which separate financial statements are prepared).


      Investments Held in Pooled Accounts

            The pooled investments are unitized, aggregated and reported by the Master Trust with a carrying value of $9.6 billion and $12.9 billion at December 31, 2001 and 2000, respectively. Because the pooled accounts include interests of the defined contribution plans and the defined benefit plans, the totals in each respective statement do not equal the carrying value or net investment income in the Master Trust pooled accounts in this footnote.

         Verizon Savings and Security Plan for New York and New England
                                   Associates

                          Notes to Financial Statements
                                   (continued)


              Net assets held in the Master Trust pooled accounts at fair value at December 31, were as follows (in thousands):



                   Description                           2001           2000
                   -----------                           ----           ----

         Receivables                                 $ 1,104,615    $ 1,165,169
         Common stock                                  7,754,020     11,627,100
         Verizon common stock                             35,718         65,105
         Preferred stock                                  39,455         58,441
         U.S. government securities                      538,775        102,186
         Corporate debt                                  548,857        161,373
         Temporary cash investments                      256,869        412,240
         Other investments                               824,092        461,293
                                                     -----------    -----------
                                                      11,102,401     14,052,907
         Liabilities                                   1,472,750      1,144,753
                                                     -----------    -----------

         Total pooled net assets                     $ 9,629,651    $12,908,154
                                                     ===========    ===========

              The Plan's percentage interest in pooled accounts was 2.4% and 4.6% at December 31, 2001 and 2000, respectively.

       Investments Held in Defined Contribution Plan Specific Accounts

              At December 31, 2001, the Plan, along with the VSPMA, the Verizon GTE Savings Plan (the "GTE Savings Plan"), and the GTE Hourly Savings Plan (the "GTE Hourly Plan") held certain investments in defined contribution plan specific accounts.

              Net assets held in the Master Trust for the defined contribution plan specific accounts at fair value at December 31, were as follows (in thousands):


                                                         2001           2000
                                                         ----           ----
         Description
         -----------

         Common stock                                $  2,435,023   $   478,463
         Verizon common stock                           2,222,435     8,105,225
         Temporary cash investments                        32,015       204,999
         Investment contracts                             494,501     1,792,864
         Corporate debt                                   114,591       235,651
         Loans to participants                            177,201       414,369
         Other                                              5,831         1,051
                                                     ------------   -----------
                                                        5,481,597    11,232,622
         Liabilities                                            -       481,960
                                                     ------------   -----------
         Total net assets in defined contribution
         plan specific accounts                      $  5,481,597   $10,750,662
                                                     ============   ===========

              At December 31, 2001, of the total net assets listed above, all except for the $2.4 billion investment in common stock is specific to the Plan. The $2.4 billion investment in common stock represents the funds, which the Plan, along with the VSPMA, the GTE Savings Plan, and the GTE Hourly Plan participated. The Plan's percentage interest in these funds at December 31, 2001 was 17%.

         Verizon Savings and Security Plan for New York and New England
                                   Associates

                          Notes to Financial Statements
                                   (continued)

              The Plan's percentage in total defined contribution plan specific accounts was approximately 63% and 29% at December 31, 2001 and 2000.

              The value of each contract with an insurance company or other financial institution listed above is reported at contract value in the statements of net assets available for benefits based upon the principal invested in by the Plan plus the interest accrued on such principal, which approximates the fair value. In connection with the fully benefit-responsive investment contracts, the following information is presented:

              The contracts had an average yield of 6.3% for both years ended December 31, 2001 and 2000. The crediting interest rates ranged from 5.2% to 7.5% at December 31, 2001 and 5.1% to 7.9% at December 31, 2000. The insurance contracts had scheduled maturities from January 2, 2002 to July 3, 2006. No valuation reserve was recorded at December 31, 2001 and 2000 to adjust contract values.

              Included in the insurance contract account are synthetic investment contracts which combine investments in fixed income securities with wrap contracts to provide a crediting rate. There is no immediate recognition of investment gains and losses on the fixed income securities. Instead, the gain or loss is recognized over time by adjusting the interest rate credited under the wrap contract. The crediting rate is typically reset quarterly and has a floor rate of zero. The repayment of principal depends on the creditworthiness of the underlying fixed income securities. The fair value and contract value of synthetic investment contracts at December 31, 2001, is $181 million and $178 million, respectively.

              The Plan's interests in the Master Trust carrying value and investment loss of the Master Trust are reported in the "Investment in Master Trust" in the statements of net assets available for benefits and "net investment loss" in the statement of changes in net assets available for benefits.

       Investment Income (Loss)

              Investment income (loss) is allocated to the Plan daily in accordance with its daily percentage of interest in the Master Trust pooled accounts. Percentage of interest is based on the daily ratio of units owned by the Plan to the total units in the Master Trust pooled accounts. Investment income (loss) related to the investments held in the defined contribution plan specific accounts is allocated to the Plan daily in accordance with its percentage of interest.

              The net investment loss in pooled accounts and the defined contribution plan specific accounts for the year ended December 31, 2001, consists of the following (in thousands):


                                                  Interest     Net Appreciation
                                                 & Dividends    (Depreciation)
                                                 -----------    --------------

       Description
       -----------

       Common and preferred stock                  $200,046     $(986,525)
       U.S. government securities                    12,526             -
       Corporate debt                                31,839             -
       Temporary cash investments                    16,464             -
       Other                                         88,453         4,041
                                                   --------     ---------

       Total                                       $349,328     $(982,484)
                                                   ========     =========

         Verizon Savings and Security Plan for New York and New England
                                   Associates

                          Notes to Financial Statements
                                   (continued)

              For the year ended December 31, 2001, the allocated net investment loss to the Plan was $74.9 million, which represents approximately 11% of the net investment loss of the pooled accounts and the defined contribution plan specific accounts.

5.     Derivative Financial Investments

              Derivative financial investments are used in the Master Trust's pooled accounts primarily to rebalance fixed income/equity allocations, to efficiently gain exposure to a specific underlying market, and to offset the currency risk associated with foreign investments. Leveraging of the Plan's assets and speculation are prohibited as stated in the Plan documents. Offsetting currency positions are not permitted to exceed the level of exposure in the Plan's foreign asset base.

              All derivative activity is allocated to the Plan in accordance with the Plan's percentage of interest. Derivative investments relate primarily to futures and forward contracts and option contracts. The Plan's interest in funds which utilized such financial instruments is not considered material to the Plan's financial statements.

6.     Tax Determination

              On September 25, 1995, the Internal Revenue Service issued a ruling that the Plan meets the requirements of Section 401(a) of the Code and is exempt from Federal income taxes under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan's administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

7.     Related Party Transactions

              Verizon Investment Management Corp. ("VIMCO"), a wholly owned subsidiary of Verizon, is the investment advisor for certain investment funds and therefore qualifies as a party-in-interest. VIMCO received no compensation from the Plan for the investment advisory services rendered to the Plan.

8.     Concentrations of Credit Risk

              Financial instruments that potentially subject the Plan to concentrations of credit risk consist principally of investment contracts with insurance companies and other financial institutions.

              The Plan places its investment contracts with high-credit quality insurance companies and financial institutions in order to limit credit exposure. The Plan regularly monitors the financial stability of the financial institutions and insurance companies.

         Verizon Savings and Security Plan for New York and New England
                                   Associates

                          Notes to Financial Statements
                                   (continued)

9.   Reconciliation of Financial Statements to Form 5500

          The Department of Labor requires that amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid be reported as liabilities on the Plan's Form 5500. In accordance with the relevant American Institute of Certified Public Accountants audit and accounting guide, benefit amounts should not be accrued as liabilities of the Plan.

          The following is a reconciliation of net assets available for benefits per the financial statements to the amounts reported in Form 5500 (in thousands):

                                                             2001        2000
                                                             ----        ----
     Net assets available for benefits presented
       in the Statements of Net Assets Available
       for Benefits                                       $3,691,184  $3,678,316

     Less:   Benefit claims payable presented
                  in the Asset and Liability
                  Statements in Form 5500                      1,034       1,270
                                                          ----------  ----------

     Net assets available for benefits presented in
       the Asset and Liability Statements in Form 5500    $3,690,150  $3,677,046
                                                          ==========  ==========


          The following is a reconciliation of benefits paid to participants per the financial statements to the amounts reported in Form 5500 (in thousands):

                                                                 2001
                                                                 ----
     Benefits paid to participants as
       Presented in the Statement of Changes in
       Net Assets Available for Benefits                       $247,891

     Add:  Current year benefit claims payable
             presented in the Asset and Liability
             Statements in Form 5500                              1,034
     Less: Prior year benefit claims payable
             presented in the Asset and Liability
             Statements in Form 5500                              1,270
                                                               --------

     Benefits paid to participants and beneficiaries
       per the Form 5500                                       $247,655
                                                               ========

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Verizon Employee Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


Verizon Savings and Security Plan for

New York and New England Associates



    By: /s/ Ezra D. Singer
        ------------------
            Ezra D. Singer

(Chairman, Verizon Employee Benefits Committee)


Date: June 21, 2002